Tennessee Daily Municipal Income Fund, Inc.
                                600 Fifth Avenue
                            New York, New York 10020





VIA EDGAR
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

         Re: Tennessee Daily Municipal Income Fund, Inc. - CIK. No. 0001047492 Request for Withdrawal of Registration Statement on Form N-1A File No. 333-37489
               -----------------------------------------------------------------

Ladies and Gentlemen:

We hereby request withdrawal of the Registration Statement for Tennessee Daily Municipal Income Fund, Inc. (the "Fund"). The Fund filed a Registration Statement on Form N-1A with the Securities and Exchange Commission on October 9, 1997 (Accession No. 0000903112-97-001289).

The Fund has never filed a pre-effective amendment and its registration statement has not been declared effective. The Fund has not issued any shares or held any assets and has decided not to commence operations as a registered investment company. The Fund intends to file an application pursuant to section 8(f) of the Investment Company Act of 1940, as amended, for an order declaring that the Fund has ceased to be an investment company.

Based on the above, the Fund submits that withdrawal of the Registration Statement is consistent with the public interest and protection of investors. We hereby request withdrawal of the Fund's Registration Statement pursuant to Rule 477(a) under the Securities Act of 1933.


                                                 Very truly yours,



                                                 /s/ Bernadette N. Finn
                                                 Bernadette N. Finn